SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


                           AMENDMENT NO. 5*


                            MARK VII, INC.
                           (Name of Issuer)


                             Common Stock
                    (Title of Class of Securities)


                             570414 10 2
                            (CUSIP Number)

                            Carol Clement
                            Mark VII, Inc.
                   965 Ridgelake Blvd., Suite 103
                          Memphis, TN 38115
                            (901)767-4455
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             July 1, 1995
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check
the following box    [ ].

Check the following box if a fee is being paid with this statement  [ ].

*Original Schedule 13D filed on April 11, 1990 was amended by a
Schedule 13D filed jointly with Crouch RCE Partnership, Roger Crouch and J. Michael Head and Amendments No. 1, 2 and 3 thereto filed on September 21, 1990, June 17, 1991, June 24, 1992, and November 5, 1992, respectively.


CUSIP No. 570414 10 2

1
NAME OF REPORTING PERSON AND ITS S.S. OR I.R.S. IDENTIFICATION NUMBER

        R. C. Matney        ###-##-####

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)  [      ]            (b)  [ X  ]

3
SEC USE ONLY


4
SOURCE OF FUNDS

        N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)

        [      ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7       SOLE VOTING POWER            459,940
8       SHARED VOTING POWER          459,940
9       SOLE DISPOSITIVE POWER       459,940
10      SHARED DISPOSITIVE POWER     459,940

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
        459,940
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES

        [ X ]

        Excludes options to purchase 230,750 shares which become exercisable February 3, 1996 through July 1, 1998.

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        9.4%

14
TYPE OF REPORTING PERSON

        IN

The undersigned amends the Schedule 13D filing made on April 11, 1990, as amended, to read in its entirety as follows:


Item 1.      Security and Issuer.

        The title of the class of equity securities to which this statement relates is Common Stock and the name and address of the principal executive offices of the Issuer of such securities is Mark VII, Inc., 10100 N.W. Executive Hills Blvd., Suite 200, Kansas City, Missouri 64153.


Item 2.       Identity and Background.

(a)     Name of person filing

          R. C. Matney

(b)     Business address

          201 South Emerson Avenue, Suite 130
          Greenwood, Indiana 46143

(c)  Present principal occupation or employment

      Mr. Matney is Chairman of the Board, President and Chief
  Executive Officer of  the Issuer.

(d) During the last five years, Mr. Matney has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Matney was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Matney is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Matney's initial Schedule 13D, filed on April 11, 1990, reported that Mr. Matney acquired 330,430 shares of Common Stock as a result of a merger of Mark VII Acquisition Corporation, a wholly-owned subsidiary of the Issuer, into Mark VII Transportation Company, Inc. ("Mark VII"). Prior to the merger, Mr. Matney owned 3,120 shares of Mark VII which represented all of the issued and outstanding capital stock of such company. Mr. Matney used personal funds in the form of cash to acquire his shares of Mark VII for an average price of $250.00 per share. Upon effectiveness of the merger all of Mr. Matney's shares of stock in Mark VII were automatically cancelled and extinguished and converted into the right to receive 330,430 shares of newly issued Common Stock. As a result of the merger, Mr. Matney acquired a 7% ownership interest in the Issuer and Mark VII became a wholly-owned subsidiary of the Issuer.

An initial Schedule 13D for Crouch RCE Partnership (the "Partnership"), Roger M. Crouch, J. Michael Head and Mr. Matney, filed on September 21, 1990, (the "Joint Schedule 13D") reported that Mr. Matney used his personal funds in the form of cash to acquire 80,000 shares of Common Stock, increasing his ownership interest in the Issuer to 8.7%.

Amendment No. 1 to the Joint Schedule 13D, filed on June 17, 1991, reported that Mr. Matney sold 75,000 shares of Common Stock in May and June 1991 in two (2) open market transactions and used funds in his IRA account in the form of cash to acquire 9,000 shares of Common Stock in an open market transaction in May 1991. Additionally, 1,898.1909 shares of Common Stock were allocated to Mr. Matney's ESOP account in May 1991. As a result, Mr. Matney decreased his ownership interest in the Issuer to 7.3%.

Amendment No. 2 to the Joint Schedule 13D, filed on June 24, 1992, reported that Mr. Matney acquired 29,772 shares of Common Stock from Mr. Head in a private transaction. Mr. Matney used personal funds for such purchase. As a result, Mr. Matney increased his ownership interest in the Issuer to 8.5%.

Amendment No. 3 to the Joint Schedule 13D, filed on November 5, 1992, reported that, as of October 26, 1992, Mr. Matney sold to Mr. Crouch 29,772 shares of Common Stock in a private transaction at a per share price of $5-7/16. As a result, Mr. Matney decreased his ownership interest in the Issuer to 7.9%.

In December 1992, Mr. Matney used funds in his IRA account in the form of cash to acquire 24,000 shares of Common Stock. In June 1993, Mr. Matney transferred 2,260 shares of Common Stock from his ESOP account to his IRA account. In September 1994, Mr. Matney used funds in his IRA account in the form of cash to acquire 10,000 shares of Common Stock.
On December 13, 1994, Mr. Matney transferred ownership of 335,430 shares of Common Stock to the R.C. Matney Living Trust, of which he is sole trustee and beneficiary. On each of February 3, 1993, 1994, and 1995, options to purchase 6,000 shares of Common Stock became exercisable. On July 1, 1994, in connection with an asset sale by the Issuer, Mr. Matney was granted options to purchase up to 250,000 shares of Common Stock at an exercise price equal to $14.00 per share, the closing price on July 1, 1994, to vest over eight yearsat a rate of 31,250 shares per year and to expire five years after the date of vesting. Further information with respect to such options is incorporated herein by reference from "Recent Executive Compensation Changes" on page 11 of the Notice of Annual Meeting of Shareholders and Proxy Statement of the issuer filed with the Commission on August 30, 1994. On July 1, 1995, options to purchase 31,250 shares of Common Stock became exercisable. As a result of these transactions, Mr. Matney increased his ownership interest in the Issuer to 9.4%.


Item 4. Purpose of Transaction.

The primary purpose of the beneficial ownership by Mr. Matney of the Common Stock to which this statement relates is for his own account, for investment purposes, only and with no present intent, agreement or management to distribute or resell such securities.

Except as otherwise described herein, Mr. Matney does not have any plans or proposals which relate to or would result in the following: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a call of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to those enumerated above. In his capacities as President and Chairman of the Board of Directors of the Issuer, however, it is possible that Mr. Matney may at some future date become involved in plans or proposals on behalf of the Issuer and/or this subsidiary of the Issuer with respect to any one or more of the foregoing in the future.





Item 5. Interest in Securities of the Issuer.

(a) Shares beneficially owned: 459,940, of which 79,250 shares are issuable pursuant to non-qualified stock options granted under the Issuer s 1992 Non-Qualified Stock Option Plan. Excluded from the aggregate number of shares beneficially owned are 230,750 shares issuable pursuant to stock options which become exercisable according to the following schedule:


                                   Number of Shares
                                ------------------------   Exercise
                                Non-Qualified  Incentive     Price
                                -------------  ---------   --------
          February 3, 1996          6,000                    8.25
          July 1, 1996             26,786         4,464     14.00
          February 3, 1997          6,000                    8.25
          July 1, 1997             26,786         4,464     14.00
          July 1, 1998             26,786         4,464     14.00
          July 1, 1999             26,786         4,464     14.00
          July 1, 2000             26,786         4,464     14.00
          July 1, 2001             26,787         4,463     14.00
          July 1, 2002             26,787         4,463     14.00
                                ---------       -------
                                  199,503        31,246

        Percentage of class:  9.4%

(b) Mr. Matney has sole power to direct the vote and disposition of all 459,940 shares of Common Stock beneficially owned.

(c) On December 13, 1994, Mr. Matney transferred ownership of 335,430 shares of Common Stock to the R.C. Matney Living Trust, of which he is sole trustee and sole beneficiary.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to which this statement relates.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 12, 1990, the Partnership and R. C. Matney verbally formed a group to participate in the acquisition of shares of Common Stock of the Issuer. Pursuant to such verbal understanding, the Partnership (and, following termination of the Partnership, Roger M. Crouch) and Mr. Matney consulted with each other prior to making any acquisitions or dispositions of shares of Common Stock. Mr. Crouch and Mr. Matney were also limited in their ability to transfer Common Stock of the Issuer pursuant to certain restrictions contained in a cross purchase agreement and amendment thereto, which were filed as exhibits to the Schedule 13D filed by Mr. Matney on April 11, 1990 relating to the Common Stock. Effective June 5, 1992, the Partnership was liquidated and its assets were distributed to the partners, Mr. Crouch and J. Michael Head.

This group no longer exists and there are no longer any cross purchase obligations between Mr. Crouch and Mr. Matney. Mr. Crouch filed
Ammendment No. 4 to Joint Schedule 13D individually on April 6, 1995 relating to the Common Stock and Mr. Head beneficially owns less than 5% of the outstanding Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits

Page 11 of the Notice of Annual Meeting and Proxy Statement of the
        Issuer filed with the Commission on August 30, 1994.








    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   October 30, 1995                   /s/  R. C. Matney
                                           R.C. Matney